Exhibit 99.1

Israeli Based Biotech Company Clearmind Completes IND-Enabling Studies for CMND-100

The MEAI-based proprietary compound is aimed at treating Alcohol Use Disorder

Tel Aviv, Israel / Vancouver, Canada, December 13, 2022 -- Clearmind Medicine Inc. (Nasdaq,CSE: CMND), (FSE: CWY) (“Clearmind” or the “company”), a biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under treated health problems, today announced it has completed IND-enabling studies on its CMND-100 (MEAI- based) compound aimed at treating alcohol use disorder (AUD), in preparation for its first in-human clinical trial.

An Investigational New Drug (IND) application is required by the U.S. Food and Drug Administration (FDA) before commencing clinical studies in humans may initiate. The company is in the process of preparing the IND for its submission to the FDA and the Israeli Ministry of Health.

As part of this year-long process, the company preformed pharmacology, pharmacokinetics, and toxicology assessments on the MEAI-based compound.

Previous pre-clinical studies using MEAI demonstrated a high safety profile and indications of a significant dose-dependent effect reducing alcohol consumption in treated animals.

“Upon completion of the IND-enabling studies for our novel drug candidate to treat AUD, we are one step closer to launching our first human clinical trial,” said Dr. Adi Zuloff-Shani, Clearmind’s CEO. “We intend to submit our IND request in early 2023 and to start Phase I/IIa clinical trials in the U.S. and Israel.”

“I am very excited about reaching the final stages of our non-clinical program, within timelines and with promising results that will hopefully enable us to initiate our clinical trial soon. This is a very important milestone in the drug development pipeline, and I am very enthusiastic about the near future of MEAI,” said R&D Director, Amit Shwartz.

CMND-100, which is Clearmind’s lead compound, is a novel psychedelic-derived drug candidate, exhibiting compelling evidence that suggests a significant reduction of desire to consume alcoholic beverages- addressing a global unmet need.

AUD is a chronic relapsing brain disorder characterized by impaired ability to control alcohol use despite negative social, occupational, and health consequences. One of the world’s gravest health problems, AUD costs the United States alone an estimated $250 billion each year, and is the third leading preventable cause of death in the country.

CMND-100 is assumed to suppress the decision to consume more alcohol by potentially innervating neural pathways associated with the 5-HT1A receptor that lead to “sensible behavior.”

Clearmind’s intellectual property portfolio includes issued patents in the United States, Europe, China and India covering, among other, the use of CMND-100 in treating AUD.

About Clearmind Medicine Inc.

Clearmind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of seven patent families. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND”, the Canadian Securities Exchange under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY”.

For further information, please contact:

Investor Relations,

Email: invest@clearmindmedicine.com

Telephone: (604) 260-1566

General Inquiries,

Info@Clearmindmedicine.com

www.Clearmindmedicine.com

FORWARD-LOOKING STATEMENTS:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses initiating human clinical trials, that the company is in the process of preparing an IND for its submission to the FDA and the Israeli Ministry of Health, and the progress of its drug development pipeline. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s final prospectus (registration No. 333-265900) filed with the SEC on November 16, 2022. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.